Exhibit (i)

THIS DOCUMENT IS A DRAFT ONLY AND IS SUBJECT TO UNITHOLDERS APPROVAL

PRODUCT KEY FACTS

HSBC China Dragon Fund

HSBC Global Asset Management (Hong Kong) Limited	[ ] 2012

•                       This is an actively managed close-ended fund listed on The Stock Exchange of Hong Kong Limited.

•                       This statement provides you with key information about this product.

•                       This statement is a part of the Offering Circular.

•                        You should not invest in this product based on this statement alone.

Quick facts

Stock code:	820
Trading lot size:	500 units
Manager and QFII Licence Holder:	HSBC Global Asset Management (Hong Kong) Limited
Investment Adviser:	Not applicable
Trustee:	HSBC Institutional Trust Services (Asia) Limited
QFII Custodian:	Bank of Communications Co., Ltd
QFII Quota:	US$200 million
Base currency:	Hong Kong dollars
Dividend policy:	No distribution
Financial year end of this fund:	31 March
Fund website:	www.assetmanagement.hsbc.com/hk-chinadragonfund

What is this product?

HSBC China Dragon Fund (the “Fund”) is a unit trust established under Hong Kong law. It is an actively managed close-ended fund listed on The Stock Exchange of Hong Kong Limited (the “SEHK”). The units of the Fund are traded on the SEHK like stocks.

Objective and Investment Strategy

The investment objective of the Fund is to achieve long-term capital growth by investing primarily in A shares directly through the qualified foreign institutional investor investment quota of the Manager and indirectly through investment of (i) up to 40% of its net asset value in financial derivative instruments and securities linked to A shares (such as CAAPs (including A share participation certificates/notes and/or other access products issued by third party investment banks or brokers)) and (ii) up to 40% of its net asset value in ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares; provided that the Fund’s investment in CAAPs and ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares will not exceed 50% in the aggregate of its net asset value. The Manager may consider, amongst others, profitability, prospect, outlook, valuation and volatility of the relevant securities and markets, the availability of the investments, and the economic and political environment and development affecting the relevant securities and markets in its selection criteria of investments for the Fund.

The Fund will not invest more than 10% of its net asset value in CAAPs issued by a single issuer; and the Fund’s aggregate investment in CAAPs shall not be more than 40% of its net asset value.

There is no guarantee on the availability of the quantity of A shares and financial derivative instruments and securities linked to A shares that are appropriate for the Fund. In the event that such A share investments are not available, the Fund may also invest up to 10% of its net asset value in other permissible investments or securities that are permitted under the trust deed of the Fund, including but not limited to B shares, H shares, shares issued by red chip companies and such other investments as allowed under the qualified foreign institutional investor regime in the PRC.

The Fund may also invest in cash and cash equivalents on an ancillary basis.

Other than CAAPs, the Fund will not invest in or use financial derivative instruments other than for hedging purposes only.

The Fund’s assets will be actively managed by the Manager to invest where it considers will enable the Fund to achieve its investment objective. There is no guarantee that the Fund’s investment objective will be achieved based on the investments selected.

The Manager has no current intention for the Fund to engage in stock lending. repurchase transactions or similar over-the-counter transactions, but this may change in light of market circumstances and where the Fund does engage in stock lending. repurchase transactions or similar over-the-counter transactions, prior approval shall be obtained from the SFC and no less than one month’s prior notice will be given to the Unitholders.

What are the key risks?

Investment involves risks.  Please refer to the offering circular for details including the risk factors.

1.            Investment risk

•                  The Fund is an investment fund.  There is no guarantee of the repayment of principal.  Therefore your investment in the Fund may suffer losses.

2.            No redemption of units and risk of trading at discount

•                       The Fund is a close-ended fund and no unitholders may demand redemption of their units. The units of the Fund are traded on the SEHK.

•                       There is no assurance that the units will be traded at a price that is equal to the net asset value. As the market price of the units may be determined by factors such as net asset value and market supply and demand for the units, there is a risk that the units will be traded at a discount to its net asset value.

•                       In times of market disruption or when there is an insufficient number of buyers and/or sellers of units, the bid/ask spread of the market price of the units may widen significantly.

3.            Concentration risk

•                       The concentration of the Fund’s investments in the PRC may subject the Fund’s investments to greater volatility than portfolios which comprise broad-based global investments.

4.            Emerging market risk

•                  The Fund has a portfolio investing in companies whose operations are primarily in the PRC and therefore is subject to emerging market risks.

•                  Investing in the PRC subjects the Fund to a higher level of market risk than investments in a developed country. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, settlement risk, greater risk of market shut down and more governmental limitations on foreign investment than those typically found in developed markets.

5.            Risk in relation to Qualified Foreign Institutional Investor (“QFII”)

•                  The Fund may invest directly in A shares via the QFII investment quota obtained by the Manager. Should the Manager lose its QFII status, the Fund may not be able to invest through the Manager’s QFII investment quota in A shares and may be required to dispose of its holdings in A shares which would likely have a material adverse effect on the Fund.

•                  When the Fund invests in A shares through the Manager’s QFII quota, it needs to follow the relevant laws and regulations in China, including those in relation to investment restrictions and repatriation of principal and profits.

6.            China tax risks

•                  The Fund invests part of its portfolio in A shares and is subject to the risks and uncertainties associated with China’s tax rules and practices.

•                  In particular, in relation to the realised capital gains the Fund gains from its investments in A shares, the Fund currently elects to withhold 10% of such gains as tax provision. Such provisions may be more than or less than the Fund’s actual tax liabilities and investors may be advantaged or disadvantaged depending upon the final outcome of how such gains will be taxed and when they purchased and/or sold the units of the Fund on the stock exchange.

7.    RMB currency risk

•                  A major part of the Fund’s investments will be denominated in RMB and a major portion of the Fund’s revenue and income will be received in RMB, any fluctuation in the exchange rate of the Hong Kong dollars relative to RMB will affect the net asset value of the units regardless of the performance of the Fund’s underlying portfolio. As the net asset value will be quoted in Hong Kong dollars, investors may suffer losses if RMB depreciates against Hong Kong dollars.

•                  RMB is currently not freely convertible and is subject to the PRC government’s foreign exchange control policies.

8.    Risk of investing in CAAPs and ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares

•                  CAAPs may not be listed and is subject to the terms and conditions imposed by its issuer.  These terms may lead to delays in implementing the Manager’s investment strategy.  Investment in CAAPs can be illiquid as there may not be an active market in the CAAPs.  In order to liquidate investments, the Fund relies upon the counterparty issuing the CAAPs and other synthetic instruments to gain exposure to A shares to quote a price to unwind any part of such CAAPs.

•                  An investment in a CAAP to gain exposure to A shares is not an investment directly in the underlying investments (such as shares) themselves.  An investment in the CAAP to gain exposure to A shares neither entitles the holder of such instrument to the beneficial interest in the shares nor to makes any claim against the company issuing the shares.

•                  The Fund will be subject to credit risk of the issuers of the CAAPs invested by the Fund.  The Fund may suffer a loss if the issuers of the CAAPs become bankrupt or otherwise fails to perform their obligations due to financial difficulties.

•                  When the Fund invests in ETFs (including synthetic ETFs) authorised by the SFC with exposure to A shares, such ETFs are subject to risks similar to those mentioned above when those ETFs are synthetic instruments using financial derivative instruments to achieve their investment objectives.

9.            Termination risk

•                  The Fund may be terminated early under certain circumstances, for example if the net asset value at any time falls below HK$400 million, the Manager may in their absolute discretion terminate the Fund by at least three (3) months’ prior written notice.

Is there any guarantee?

The Fund does not have any guarantees. You may not get back the full amount of money you invest.

What are the fees and charges?

Charges incurred when trading the Fund on the SEHK

Fee	What you pay
Brokerage fee	Market rates
Transaction levy	0.003% of the trading price
Trading fee	0.005% of the trading price
Stamp duty	0.1%

Ongoing fees payable by the Fund

The following expenses will be paid out of the Fund.  They affect you because they reduce the net asset value which may affect the trading price.

Annual rate (as a % of the net asset value)
Management Fee	1.5%
Trustee Fee	0.2%
Performance Fee	Not applicable
QFII Custodian Fee	0.1% of the net asset value of the assets held by the QFII custodian
Administration Fee	Not applicable

Please see the offering circular for further details of other costs payable by the Fund.

The fees and charges may also be increased up to maximum level as specified in the offering circular by giving at least one month’s prior notice to investors. Please refer to the offering circular for further details.

Additional Information

This Fund currently has the exclusive use of the QFII investment quota of US$ 200 million granted by the SAFE to the Manager on 13 February 2007, the Fund does not have access to the additional QFII investment quota of the Manager.

You can find the following information of the Fund at the website www.assetmanagement.hsbc.com/hk-chinadragonfund:

•                                      the offering circular and this statement

•                                      the latest annual and semi-annual financial reports

•                                      any notices and public announcements made by the Fund

•                                      the last closing net asset value per unit of each business day on the business day immediately following each such Business Day

The above website has not been reviewed by the SFC.

Important

If you are in doubt, you should seek professional advice.

The SFC takes no responsibility for the contents of this statement and makes no representation as to its accuracy or completeness.